EXHIBIT 99.1

Colliers Reports Strong First Quarter Results

Updates and increases financial outlook for 2021

Operating highlights:

	Three months ended
	March 31
(in millions of US$, except EPS)	2021	2020

Revenues	$774.9	$630.6
Adjusted EBITDA (note 1)	92.1	54.5
Adjusted EPS (note 2)	1.04	0.54

GAAP operating earnings	40.0	18.5
GAAP diluted EPS	0.11	0.11

TORONTO, May 04, 2021 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced operating and financial results for the quarter ended March 31, 2021. All amounts are in US dollars.

For the quarter ended March 31, 2021, revenues were $774.9 million, up 23% (18% in local currency) relative to the same quarter in the prior year, adjusted EBITDA (note 1) was $92.1 million, up 69% (65% in local currency) and adjusted EPS (note 2) was $1.04, up 93% versus the prior year period. First quarter adjusted EPS would have been approximately $0.04 lower excluding foreign exchange impacts. GAAP operating earnings were $40.0 million, relative to $18.5 million in the prior year quarter. GAAP diluted net earnings per share were $0.11, flat relative to the prior year quarter. First quarter GAAP EPS would have been approximately $0.04 lower excluding changes in foreign exchange rates.

“Colliers delivered strong first quarter results with encouraging signs of momentum for the balance of the year. Strength in recurring services, stabilizing transactional revenues, and a highly diversified business model has transformed Colliers into a more balanced and resilient professional services and investment management company,” said Jay S. Hennick, Chairman & CEO of Colliers. “Although pandemic uncertainty remains around the world, we are increasing our financial outlook for the balance of the year to reflect better than expected results. We recently published our first Global Impact Report highlighting our commitment to embedding environmental, social and governance, or ESG practices, across our company. During the quarter, Colliers Engineering & Design completed its first acquisition, a specialty transportation design firm, to further strengthen this rapidly growing part of our Outsourcing & Advisory service line. And in Investment Management, Harrison Street was proud to receive four coveted PERE Awards, including ‘Alternatives Investor of the Year’ globally and in North America, capping off its largest fundraising quarter in the firm’s history. With our proven track record, balanced and diversified business model, enterprising culture and significant inside ownership, Colliers is better positioned today than at any other time in its history to continue creating significant value for shareholders in the years to come,” he concluded.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 67 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to real estate occupiers, owners and investors. For more than 25 years, our experienced leadership with significant insider ownership has delivered compound annual investment returns of almost 20% for shareholders. With annualized revenues of $3.0 billion ($3.3 billion including affiliates) and $40 billion of assets under management, we maximize the potential of property and accelerate the success of our clients and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended
(in thousands of US$)	March 31		Change	Change
(LC = local currency)	2021	2020	in US$ %	in LC%

Outsourcing & Advisory	$340,116	$277,290	23%	17%
Investment Management (1)	44,627	45,825	-3%	-3%
Leasing	179,661	164,510	9%	6%
Capital Markets	210,510	143,003	47%	40%
Total revenues	$774,914	$630,628	23%	18%

(1) Investment Management local currency revenues, excluding pass-through carried interest, were up 2% for the three months ended March 31, 2021.

Consolidated revenues for the first quarter increased 18% on a local currency basis, driven by the impact of recent acquisitions and strong Capital Markets activity. Consolidated internal revenues measured in local currencies were up 4% (note 3), the first quarter of positive internal growth since the pre-pandemic fourth quarter of 2019.

Segmented First Quarter Results
Revenues in the Americas region totalled $475.8 million for the first quarter, up 29% (27% in local currency) versus $370.0 million in the prior year quarter. Revenue growth was driven by recent acquisitions and stabilizing transactional revenues, especially Capital Markets activity across the region. Adjusted EBITDA was $56.9 million, up 82% from $31.2 million in the prior year quarter, and includes the impact of recent acquisitions and reduced costs from measures implemented due to the pandemic. GAAP operating earnings were $42.9 million, relative to $22.7 million in the prior year quarter.

Revenues in the EMEA region totalled $126.1 million for the first quarter compared to $117.1 million in the prior year quarter, up 8% (down 3% in local currency), with activity returning to near prior year levels in each service line. Adjusted EBITDA was $4.5 million, versus a loss of $3.6 million in the prior year with the improvement primarily attributable to cost savings from measures implemented due to the pandemic. The GAAP operating loss was $1.1 million compared to a loss of $13.5 million in the prior year quarter.

Revenues in the Asia Pacific region totalled $128.3 million for the first quarter compared to $97.4 million in the prior year quarter, up 32% (19% in local currency). Revenue growth was driven by a rebound in activity relative to the sharply reduced levels experienced during the early stages of the pandemic in the first quarter of 2020. Adjusted EBITDA was $15.5 million compared to $5.2 million in the prior year quarter with the improvement in margin attributable to operating leverage and a lower cost base. GAAP operating earnings were $11.7 million, versus $1.2 million in the prior year quarter.

Investment Management revenues for the first quarter were $44.6 million compared to $45.8 million in the prior year quarter. No pass-through revenue from historical carried interest was recognized in the first quarter, versus $2.3 million in the prior year quarter. Excluding the impact of pass-through revenue, revenues were up 2% (2% in local currency) on solid management fee growth, partially offset by transaction fees recognized in the prior year period in Europe. Adjusted EBITDA was $17.7 million, relative to $18.4 million in the prior year quarter, down 3% versus a strong prior year comparative, which included transaction fees. GAAP operating earnings were $9.9 million in the quarter, versus $11.8 million in the prior year quarter. Assets under management were $41.6 billion at March 31, 2021, up 5% from $39.5 billion at December 31, 2020 and up 19% from $35.1 billion at March 31, 2020.

Unallocated global corporate costs as reported in Adjusted EBITDA were $2.6 million in the first quarter, relative to a recovery of $3.3 million in the prior year quarter, with the change primarily attributable to incentive compensation accruals recorded in the current year period. The corporate GAAP operating loss for the quarter was $23.4 million, relative to $3.7 million in the first quarter of 2020 attributable to an increase in the fair value of contingent acquisition consideration on strong operating performance of recently acquired businesses as well as incentive compensation accruals.

2021 Outlook
Given stronger than expected operating results for the first quarter, the Company is increasing its previously provided financial outlook. However, a number of risks and uncertainties remain, including: (i) the resurgence of COVID-19 cases in various parts of the world may impact overall results; (ii) stabilizing transactional revenues experienced in the first quarter may not be sustainable during the balance of the year; and (iii) certain operating costs, reduced in light of the pandemic, are expected to increase as restrictions and conditions ease and may temper margins. The outlook for the full year 2021 (relative to 2020), including the impact of completed acquisitions, is as follows:

Full Year 2021 Outlook
	Updated	Previous
Revenue	+15% to +30%	+10% to +25%
Adjusted EBITDA	+15% to +30%	+10% to +25%

This financial outlook is based on the Company’s best available information as of the date of this press release and remains subject to change based on numerous macroeconomic, health, social, geo-political and related factors.

Settlement of Long-Term Incentive Arrangement
On April 16, 2021, after receiving approval from 95% of disinterested shareholders, the Company completed the previously announced transaction (the “Transaction”) to settle the Management Services Agreement, including the Long-Term Incentive Arrangement, between Colliers, Jay S. Hennick and Jayset Management CIG Inc., a corporation controlled by Mr. Hennick. The Transaction also established a timeline for the orderly elimination of Colliers’ dual class voting structure by no later than September 1, 2028. The completion of the Transaction resulted in the issuance of 3.6 million Subordinate Voting Shares from treasury and a cash payment of $96.2 million funded from the Company’s revolving credit facility.

Mr. Hennick remains Chairman & Chief Executive Officer of the Company and has control and direction over a total of 6.3 million shares of Colliers representing 14.4% of the outstanding shares and 45.6% of the votes.

Conference Call
Colliers will be holding a conference call on Tuesday, May 4, 2021 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (v) gains attributable to MSRs; (vi) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (vii) restructuring costs and (viii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended
	March 31
(in thousands of US$)	2021	2020

Net earnings	$24,807	$6,458
Income tax	8,847	5,198
Other income, including equity earnings from non-consolidated investments	(1,982)	(704)
Interest expense, net	8,284	7,585
Operating earnings	39,956	18,537
Depreciation and amortization	37,777	24,891
Gains attributable to MSRs	(9,075)	-
Equity earnings from non-consolidated investments	1,406	555
Acquisition-related items	18,847	2,750
Restructuring costs	293	5,468
Stock-based compensation expense	2,925	2,253
Adjusted EBITDA	$92,129	$54,454

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share as calculated under the “if-converted” method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iii) gains attributable to MSRs; (iv) acquisition-related items; (v) restructuring costs and (vi) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. For the three months ended March 31, 2021, the “if-converted” method is anti-dilutive for the GAAP diluted EPS calculation but dilutive for the adjusted EPS calculation.

	Three months ended
	March 31
(in thousands of US$)	2021	2020

Net earnings	$24,807	$6,458
Non-controlling interest share of earnings	(7,780)	(3,377)
Interest on Convertible Notes	2,300	-
Amortization of intangible assets	27,338	16,013
Gains attributable to MSRs	(9,075)	-
Acquisition-related items	18,847	2,750
Restructuring costs	293	5,468
Stock-based compensation expense	2,925	2,253
Income tax on adjustments	(9,666)	(5,805)
Non-controlling interest on adjustments	(3,335)	(2,150)
Adjusted net earnings	$46,654	$21,610

	Three months ended
	March 31
(in US$)	2021	2020

Diluted net earnings per common share	$0.14	$0.11
Non-controlling interest redemption increment	0.28	(0.04)
Amortization expense, net of tax	0.37	0.24
Gains attributable to MSRs, net of tax	(0.11)	-
Acquisition-related items	0.30	0.07
Restructuring costs, net of tax	-	0.10
Stock-based compensation expense, net of tax	0.06	0.06
Adjusted EPS	$1.04	$0.54

Diluted weighted average shares for Adjusted EPS (thousands)	44,738	40,167

3. Local currency revenue growth rate and internal revenue growth rate measures

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

4. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of US$, except per share amounts)
	Three months
	ended March 31
(unaudited)	2021	2020

Revenues	$774,914	$630,628

Cost of revenues	467,731	416,358
Selling, general and administrative expenses	210,603	168,092
Depreciation	10,439	8,878
Amortization of intangible assets	27,338	16,013
Acquisition-related items (1)	18,847	2,750
Operating earnings	39,956	18,537
Interest expense, net	8,284	7,585
Equity earnings from unconsolidated investments	(1,406)	(555)
Other income	(576)	(149)
Earnings before income tax	33,654	11,656
Income tax	8,847	5,198
Net earnings	24,807	6,458
Non-controlling interest share of earnings	7,780	3,377
Non-controlling interest redemption increment	12,540	(1,505)
Net earnings attributable to Company	$4,487	$4,586

Net earnings per common share

Basic	$0.11	$0.12

Diluted (2)	$0.11	$0.11

Adjusted EPS (3)	$1.04	$0.54

Weighted average common shares (thousands)
Basic	40,257	39,874
Diluted	40,770	40,167

Notes to Condensed Consolidated Statements of Earnings
(1)	Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2)	Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. For the three-month period ended March 31, 2021, the interest (net of tax) on the Convertible Notes was $1,691. The “if-converted” method is anti-dilutive for the three-month period ended March 31, 2021.
(3)	See definition and reconciliation above.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of US$)
	March 31,	December 31,	March 31,
(unaudited)	2021	2020	2020

Assets
Cash and cash equivalents	$118,470	$156,614	$103,090
Restricted cash (1)	27,646	20,919	-
Accounts receivable and contract assets	436,777	433,250	354,230
Warehouse receivables (2)	115,854	232,207	-
Prepaids and other assets	190,111	192,821	149,941
Real estate assets held for sale	-	-	19,874
Current assets	888,858	1,035,811	627,135
Other non-current assets	103,517	94,679	89,063
Fixed assets	140,249	129,221	103,183
Operating lease right-of-use assets	330,118	288,134	248,545
Deferred tax assets, net	48,252	45,008	43,667
Goodwill and intangible assets	1,675,288	1,699,314	1,390,755
Real estate assets held for sale	-	-	233,484
Total assets	$3,186,282	$3,292,167	$2,735,832

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$637,761	$748,660	$535,790
Other current liabilities	126,777	53,661	44,922
Long-term debt - current	9,445	9,024	3,688
Warehouse credit facilities (2)	105,937	218,018	-
Operating lease liabilities - current	80,687	78,923	65,236
Liabilities related to real estate assets held for sale	-	-	42,723
Current liabilities	960,607	1,108,286	692,359
Long-term debt - non-current	513,955	470,871	737,492
Operating lease liabilities - non-current	309,961	251,680	219,536
Other liabilities	94,344	158,366	95,218
Deferred tax liabilities, net	44,404	50,523	25,277
Convertible notes	224,266	223,957	-
Liabilities related to real estate assets held for sale	-	-	119,994
Redeemable non-controlling interests	440,000	442,375	349,551
Shareholders' equity	598,745	586,109	496,405
Total liabilities and equity	$3,186,282	$3,292,167	$2,735,832

Supplemental balance sheet information
Total debt (3)	$523,400	$479,895	$741,180
Total debt, net of cash and cash equivalents (3)	404,930	323,281	638,090
Net debt / pro forma adjusted EBITDA ratio (4)	1.1	1.0	1.8

Notes to Condensed Consolidated Balance Sheets
(1)	Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business, primarily Colliers Mortgage.
(2)	Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3)	Excluding warehouse credit facilities and convertible notes.
(4)	Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in accordance with debt agreements.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US$)
	Three months ended
	March 31
(unaudited)	2021	2020

Cash provided by (used in)

Operating activities
Net earnings	$24,807	$6,458
Items not affecting cash:
Depreciation and amortization	37,777	24,891
Gains attributable to mortgage servicing rights	(9,075)	-
Gains attributable to the fair value of loan
premiums and origination fees	(11,578)	-
Deferred income tax	(9,431)	(7,158)
Other	41,891	13,440
	74,391	37,631

(Increase) decrease in accounts receivable, prepaid
expenses and other assets	(23,787)	59,837
(Decrease) increase in accounts payable, accrued
expenses and other liabilities	(12,552)	(28,759)
(Decrease) increase in accrued compensation	(84,476)	(163,406)
Contingent acquisition consideration paid	(7,475)	(14,330)
Proceeds from sale of mortgage loans	837,917	-
Origination of mortgage loans	(706,785)	-
Increase in warehouse credit facilities	(112,081)	-
Repurchases from AR Facility, net of sales	(3,291)	(11,009)
Net cash used in operating activities	(38,139)	(120,036)

Investing activities
Acquisition of businesses, net of cash acquired	(3,841)	(3,101)
Purchases of fixed assets	(22,093)	(8,739)
Purchase of held for sale real estate assets	-	-
Cash collections on AR facility deferred purchase price	10,908	11,390
Other investing activities	(11,093)	1,908
Net cash (used in) provided by investing activities	(26,119)	1,458

Financing activities
Increase in long-term debt, net	53,792	143,146
Purchases of non-controlling interests, net of sales	(8,133)	(4,676)
Dividends paid to common shareholders	(2,009)	(1,992)
Distributions paid to non-controlling interests	(13,923)	(7,693)
Other financing activities	4,968	(8,473)
Net cash provided by financing activities	34,695	120,312

Effect of exchange rate changes on cash	(1,854)	(13,637)

Increase (decrease) in cash and cash
equivalents and restricted cash	(31,417)	(11,903)
Cash and cash equivalents and
restricted cash, beginning of period	177,533	114,993
Cash and cash equivalents and
restricted cash, end of period	$146,116	$103,090

COLLIERS INTERNATIONAL GROUP INC.
SEGMENTED RESULTS
(in thousands of US dollars)

			Asia	Investment
(unaudited)	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended March 31

2021
Revenues	$475,777	$126,113	$128,251	$44,627	$146	$774,914
Adjusted EBITDA	56,925	4,504	15,518	17,745	(2,564)	92,128
Operating earnings (loss)	42,853	(1,089)	11,708	9,931	(23,447)	39,956

2020
Revenues	$369,990	$117,082	$97,434	$45,825	$297	$630,628
Adjusted EBITDA	31,157	(3,641)	5,248	18,434	3,256	54,454
Operating earnings (loss)	22,709	(13,451)	1,228	11,778	(3,727)	18,537

COMPANY CONTACTS:
Jay S. Hennick
Chairman & Chief Executive Officer

Christian Mayer
Chief Financial Officer
(416) 960-9500